(h)(8)(A)(i)

November 18, 2014

Voya Investors Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Ladies and Gentlemen:

By execution of this letter agreement (the “Agreement”) to the Expense Limitation Agreement, dated November 18, 2014, as amended, intending to be legally bound hereby, Voya Investments LLC (“VIL”), the Adviser to Voya Global Perspectives Portfolio (the “Portfolio”), agrees that VIL shall, from the close of business on November 18, 2014 through May 1, 2016, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio, including expenses of the underlying investment companies, shall be as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
Name of Portfolio	Adviser	Institutional	Service
Voya Global Perspectives Portfolio	1.09%	0.83%	1.08%

We are willing to be bound by this letter agreement to lower our fees for the period from the close of business on November 18, 2014 through May 1, 2016.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by VIL within three years.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

This Agreement replaces the previous Agreement, dated March 14, 2014.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Investors Trust.

Voya Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Investors Trust